1-14868

P.E 5.1.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F X FORM 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES __ NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

CRGH

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: May 16, 2002

By: A R Habgood
Name: Anthony Habgood
Title Chairman

Item 1

BUNZL

News Release

15 May 2002

BUNZL ANNUAL GENERAL MEETING

In a brief statement to the Annual General Meeting on current trading, Anthony Habgood, Chairman of Bunzl plc, said that, in what remains a tough general economic environment especially in the US, current trading in 2002 is broadly as anticipated in his last statement made to shareholders in February. He confirmed that robust volume growth was continuing in Bunzl's major businesses, albeit largely offset by year-on-year price deflation in Outsourcing Services, and that Paper Distribution and Plastics were recovering from the particularly difficult market conditions that prevailed in the second half of 2001. He reiterated that the combination of underlying volume growth and the ability of the Group to add focused acquisitions gives the Board confidence that the Group will continue to develop satisfactorily.

Enquiries:

Bunzl plc:
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury:
Roland Rudd
Morgan Bone
Tel: 020 7251 3801

Item 2

BUNZL

News Release

15 May 2002

BUNZL APPOINTS NON-EXECUTIVE DIRECTOR

Bunzl plc, the international Group supplying business to business consumables, is pleased to announce the appointment of Mr Charles Banks as a non-executive director with effect from 1 June 2002. Mr Banks has been Chief Executive of Wolseley plc since May 2001 having been appointed to the Board of Wolseley in 1992 as Chief Executive of Ferguson Enterprises, Wolseley's principal US subsidiary.

Commenting on the appointment Anthony Habgood, Chairman of Bunzl, said "Charlie's background running a major international distribution business with its focus on the US and Europe will bring valuable and relevant experience to Bunzl. We are delighted to welcome him to the Board".

Enquiries:

Bunzl plc:
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury:
Roland Rudd
Morgan Bone
Tel: 020 7251 3801